Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
17 July, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES MANAGEMENT CHANGES
Stan Kabala as Interim-CEO, search initiated for new CEO, Salil Munjal as new COO
Business as usual for customers as Company to build on current strategy

        TORONTO, July 17, 2003 — Leitch Technology Corporation (NASDAQ:LVID, TSX:LTV) today announced changes to its management team. The Board of Directors has appointed Mr. Stan Kabala as Interim President and Chief Executive Officer following the resignation of Ms. Margaret Craig from that role. A Board-directed search for a permanent successor, with proven experience in the Company's core professional video and broadcast markets, has been initiated. Mr. Salil Munjal, currently Vice President, Corporate Development, has been appointed to the newly created position of Chief Operating Officer. These changes are effective immediately. No other management changes are associated with today's announcement.

        Mr. David Chaikof, Chairman of the Board, said, "We greatly appreciate Margaret's contribution to the Company and wish her well. She and the Board have recently discussed the pace of activity in our cost control programs. Her amicable departure reflects the mutual understanding that the Board wishes to accelerate the pursuit of those programs while continuing to pursue revenue growth. Ms. Craig will assist in an orderly transition building on the strategy developed during her tenure."

        The Board has initiated a thorough and independent search for a permanent CEO. A committee of external directors will engage an executive search firm to identify candidates who possess the desired experience and credentials.

        "The Company's focus during this period remains on our current strategy," Mr. Chaikof noted. "We are committed to our existing customer relationships and product development activity."

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        "Stan Kabala is well qualified to guide the Company through this interim period," Chaikof said. "He brings a knowledge of the Company and four decades of business experience in the communications industry to his role. A director of the Company since 1996, he has held Chief Executive positions in a number of private and public companies in Canada and the United States. Mr. Kabala views this interim role as just that and will not be a candidate for the permanent position."

        Mr. Kabala noted that, "My priority will be to help our business leaders accelerate the drive to increase revenue, reduce costs and return the Company to profitability without adversely impacting our core strategy. The Company's underlying strengths will assist us in emerging as a winner from the current market uncertainty. These strengths include a respected brand, skilled and dedicated people, a strong customer base, innovative products, global presence and growth opportunities in our core lines of business. This provides a solid position from which to lead the transition in our markets."

        As the newly appointed Chief Operating Officer, Salil Munjal will oversee the Company's day-to-day business activities. He has served the Company in a number of capacities, including as General Counsel and most recently as Vice President, Corporate Development. Mr. Kabala said, "Mr. Munjal's experience and knowledge of the Company's strategy and operations, as well as his excellent relationships with the management team, will be invaluable in his new role."

Live Webcast

        You are invited to listen to a live webcast regarding this announcement on Thursday, July 17, 2003 at 8:30 a.m. (ET). To access the webcast, please enter www.leitch.com/webcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast. For those unable to listen to the live webcast, it will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/investors and click on the link for the Webcast Archive.

        Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.